

Mail Stop 7010

June 7, 2006

By U.S. Mail and Facsimile

Mr. Barry A. Rothman
President
Eline Entertainment Group, Inc.
8905 Kingston Pike, Suite 313
Knoxville, Tennessee 37923

> **Re:    Eline Entertainment Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended January 31, 2006**
> **File No. 000-30451**

Dear Mr. Rothman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2005

Consolidated Statements of Cash Flows, page F-6

1.  Please supplementally tell us what the line item "Acquisition of business, net of cash acquired" amounting $138,154 for the fiscal year ended October 31, 2005 represents.

Note 1 – Summary of Significant Accounting Policies, page F-7

2. In regard to your acquisition of the controlling voting interest in CTD Holdings, Inc., please supplementally tell us how you determined the basis for the value of your restricted shares issued to consummate the transaction as required by paragraph 51(d) of SFAS 141, *Business Combinations*. In addition, please tell us how the purchase price was allocated as required by paragraph 51(e) of SFAS 141.

Exhibit 31.1 - Section 302 Certification

3. We note that your certification paragraph number 4 refers to "Exchange Act Rules 13a-14(a) and 5d-14(a)" which are either old versions or incorrect references of the rule. In this regard, please confirm to us that your certifying officer is responsible for establishing and maintaining disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Additionally, in future filings, please provide your certification using the exact language as provided in Item 601(b)(31) of Regulation S-B. This comment also applies to your Form 10-QSB for the fiscal quarter ended January 31, 2006.

Form 10-QSB for the Fiscal Quarter Ended January 31, 2006

Item 3. Controls and Procedures

4. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the correct definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

*       *       *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Accounting Branch Chief